[Sutherland Asbill & Brennan LLP Letterhead]
CHRISTOPHER M. ZOCHOWSKI
DIRECT LINE: 202.383.0511
E-mail: christopher.zochowski@sablaw.com
April 26, 2006
VIA COURIER
Mr. Larry Spirgel
Assistant Director
Office of Telecommunications
Mail Stop 3561
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Compass Diversified Trust and Compass Group Diversified Holdings LLC
Amendment No. 4 to Registration Statement on Form S-1
filed April 26, 2006 File No. 333-130326; File No. 333-120326-01
Dear Mr. Spirgel:
     On behalf of our client, Compass Diversified Trust and Compass Group Diversified Holdings LLC, please find enclosed Amendment No. 4 to Registration Statement on Form S-1 filed on April 26, 2006.
     If you have any questions or concerns, please do not hesitate to contact me.
Best regards,

Christopher M. Zochowski